CAMBIUM LEARNING GROUP, INC.
17855 North Dallas Parkway, Suite 400
Dallas, Texas 75287
June 15, 2011
VIA EDGAR AND FACSIMILE
Dana Brown
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E. — Mail Stop 3561
Washington, D.C. 20549

Re:	Cambium Learning Group, Inc. Registration Statement on Form S-4 Filed May 6, 2011 File No. 333-174004
Dear Mr. Brown:
     Cambium Learning Group, Inc. (the “Company”) and each co-registrant guarantor (the “Guarantors”) named in Pre-Effective Amendment No. 1 (the “Amendment”) to the above-referenced registration statement on Form S-4 (the “Registration Statement”), relating to the exchange offer of the Company’s 9.75% Senior Secured Notes due 2017 (the “Exchange Offer”), hereby submit this supplemental letter to the Securities and Exchange Commission (the “Commission”) in response to the comments of the Staff of the Division of Corporation Finance of the Commission contained in the Commission’s letter dated June 1, 2011.
     The Company and the Guarantors are registering the Exchange Offer in reliance on the positions of the Commission contained in the Exxon Capital Holdings Corp. No Action Letter (available May 13, 1988), the Morgan Stanley and Co., Inc. No Action Letter (available June 5, 1991), and the Shearman & Sterling No Action Letter (available July 2, 1993).
     The Company and the Guarantors represent that the Company, its affiliates, and the Guarantors have not entered into any arrangement or understanding with any person to distribute the securities to be received in the Exchange Offer and, to the best of the Company’s and the Guarantors’ information and belief, each person participating in the Exchange Offer is acquiring the securities in his or her ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Exchange Offer.
     In this regard, the Company and the Guarantors will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the securities to be acquired in the registered Exchange Offer (i) cannot rely on the position of the Commission enunciated in the Exxon Capital Holdings Corp. No Action Letter (available May 13, 1988) or similar No Action Letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company and the Guarantors acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.
     Further, the Company and the Guarantors will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds the Company’s 9.75% Senior Secured Notes due 2017 acquired for its own account as a result of market-making activities or other trading activities, and who receives the securities to be received in the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the securities to be received in the Exchange Offer.
     The Company and the Guarantors will include in the transmittal letter or similar documentation to be executed by those participating in the Exchange Offer a representation to the effect that by accepting the Exchange Offer, such person represents to the Company and the Guarantors that he or she is not engaged in, and does not intend to engage in, a distribution of the securities to be received in the Exchange Offer.
     In addition, if any person participating in the Exchange Offer is a broker-dealer holding the Company’s 9.75% Senior Secured Notes due 2017 acquired for its own account as a result of market-making activities or other trading activities, the Company and the Guarantors will include in the transmittal letter or similar documentation to be executed by such broker-dealer an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the securities to be received in the Exchange Offer. Such transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
     The Company and the Guarantors will commence the Exchange Offer when the Registration Statement is declared effective by the Commission. The Exchange Offer will remain in effect for a limited time and will not require the Company to maintain an “evergreen” registration statement.
     The Company will conduct the Exchange Offer in compliance with the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder.
     If you should have any questions concerning the enclosed matters, please do not hesitate to call me or Mr. Todd Buchardt, our General Counsel, at (214) 932-9500.
Very truly yours,
/s/ Ronald Klausner
Ronald Klausner
Chief Executive Officer

cc:	Mr. Todd Buchardt
Steven E. Siesser, Esq.
Steven M. Skolnick, Esq.